SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHROP GRUMMAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

2980 Fairview Park Drive,

Falls Church, Virginia 22042

Northrop Grumman Savings Plan

Financial Statements as of December 31, 2011

and 2010, and for the Year Ended December 31,

2011, Supplemental Schedule as of December 31,

2011, and Report of Independent Registered

Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plan Administrative Committee of the

Northrop Grumman Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Los Angeles, California

June 25, 2012

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

($ in thousands)

	2011	2010
ASSETS:
Investment in Northrop Grumman Defined Contribution Plans Master Trust—at fair value	$12,624,528	$14,223,436
Investment in Charles Schwab Personal Choice Retirement Account—at fair value	1,081,872	1,187,713
Short-term investments—at fair value	19,021	26,513

Total investments	13,725,421	15,437,662

Receivables:
Notes receivable from participants	218,409	269,703
Participant contributions	310	2,752
Employer contributions	148	947

Total receivables	218,867	273,402

Total assets	13,944,288	15,711,064

LIABILITIES—accrued expenses	1,762	5,299

Total liabilities	1,762	5,299

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	13,942,526	15,705,765

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(197,851)	(194,972)

NET ASSETS AVAILABLE FOR BENEFITS	$13,744,675	$15,510,793

See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

($ in thousands)

INVESTMENT INCOME (LOSS):
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust	$29,751
Net depreciation in fair value of other investments	(65,328)
Dividends	15,183
Interest	481

Total investment loss	(19,913)

ADDITIONS:
Participant contributions	776,475
Rollover contributions	28,836
Employer contributions	300,148
Interest income on notes receivable from participants	10,079

Total additions	1,115,538

DEDUCTIONS:
Benefits paid to participants	(1,163,965)
Administrative expenses	(11,087)

Total deductions	(1,175,052)

TRANSFERS:
Transfers from plans merged during the year	10,652
Transfer to Huntington Ingalls Industries Savings Plan	(1,697,343)

Total transfers	(1,686,691)

DECREASE IN NET ASSETS	(1,766,118)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,510,793

End of year	$13,744,675

See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Northrop Grumman Corporation (the “Company”) established February 1, 1962, and restated effective August 1, 2010. It covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America and are not covered under another plan. Nonunion represented employees hired after June 30, 2008, are eligible to participate in this Plan in lieu of a defined benefit pension plan. The Benefit Plan Administrative Committee of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All of the Plan’s investments are participant directed. The Plan utilizes the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) for its investments, except for the temporary (short-term) investments and participant-directed brokerage accounts held in the Charles Schwab Personal Choice Retirement Account (PCRA).

Certain employees hired or rehired on or after July 1, 2008, who meet requirements, are eligible to receive an additional employer contribution known as a Retirement Account Contribution. Retirement Account Contributions are calculated and credited for each payroll date.

Huntington Ingalls Industries, Inc. Spin-Off — In 2011, the Company completed a spin-off of its shipbuilding business into Huntington Ingalls Industries, Inc. (HII) and HII became an independent publicly traded operation. Participant account balances held in the Plan of certain employees, former employees, and retirees of HII totaling $1,697,343,000, were transferred to the Huntington Ingalls Industries Savings Plan.

In connection with the spin-off, the Plan received shares of HII common stock that was placed in the Huntington Ingalls Industries Stock Fund (“HII Stock Fund”). No new investment in the HII Stock Fund is permitted by the Plan. An orderly liquidation of the HII Stock Fund will be completed in 2012.

Contributions — Plan participants may contribute between one percent and 75 percent of eligible compensation, as defined by the plan, in increments of 1 percent. Contributions can be made on a tax-deferred (before-tax) basis, to a Roth 401(k), on an after-tax basis, or a combination thereof through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. First time eligible employee (newly hired, rehired, or certain transfers) participants are enrolled automatically into the Plan at a two percent tax-deferred contribution rate approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. Such contributions are automatically increased by one percent each year thereafter. Contributions are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”).

The Company’s matching contributions are generally as follows:

Employee Contribution	Company Match
First 2% of eligible compensation	100%
Next 2% of eligible compensation	50
Next 4% of eligible compensation	25
Contribution over 8%	—

The Company will credit participants who meet eligibility requirements with a Retirement Account Contribution each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Participant’s Age	Percentage of Compensation
Less than 35	3%
35 – 49	4
50 or older	5

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is increased or decreased with the participant’s contribution, withdrawals, and allocations of (a) the Company’s contribution, (b) Plan earnings/losses, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are fully vested (100 percent) at all times in the balance of their accounts (both employee and employer contributions except for Retirement Account Contributions), none of which may be forfeited for any reason.

Plan participants will be fully vested in their Retirement Account Contributions, and earnings thereon, upon the completion of three years of vesting service.

Investment Options — Upon enrollment in the Plan, each participant directs their contributions and Company contributions, in 1 percent increments, to be invested in any of the following investment funds. The investment funds are managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large- and medium-sized U.S. company stocks. The fund’s objectives are to achieve a high total return through long-term growth of capital and the reinvestment of current income.

U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is diversified by investing in a range of fixed-income securities that mature, on average, in eight to 10 years.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”, see Note 6). Investments of the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks.

Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.

Huntington Ingalls Industries Stock Fund — The HII Stock Fund holds HII common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).

Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher revenue growth than the large, well-established companies that make up the S&P 500 Index. The objective is capital appreciation over the long term, rather than to provide current income.

Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.

Schwab Personal Choice Retirement Account — The PCRA consists of more than 4,700 mutual funds, more than 400 fund families and the option to invest in individual stocks and bonds.

Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities, and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolios are the Retirement Path, the 2020 Retirement Path, the 2030 Retirement Path, the 2040 Retirement Path, and the 2050 Retirement Path.

Participants may change their investment direction daily. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.

Participant Loans — Participants may borrow from their fund accounts with loans of a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their account balance (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant’s account. The interest rate is fixed on the last business day of each month at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period is five years. Participants may obtain 15-year loans if used to acquire a dwelling that is the principal residence of the participant. However, loans transferred in as the result of a plan merger may have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2011, participant loans have maturities through 2034 at interest rates ranging from 4.25 percent to 11.50 percent.

Payment of Benefits — On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump-sum payment of his or her entire account balance (net of any outstanding loan balances). A participant may also delay payment until age 70 1/2, if the account balance exceeds $1,000. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.

Distributions from the NG Stock Fund and HII Stock Fund will be paid in cash, stock, or a combination of both, depending on the participant’s election.

Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contribution (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2, in the case of hardship (as described in the Plan document). Withdrawals are limited to the amount of a participant’s account balance net of any loan balances outstanding and are subject to tax withholding as appropriate.

Forfeited Accounts — At December 31, 2011 and 2010, forfeited nonvested accounts in the Retirement Account Contributions totaled $5,155,000 and $2,649,000, respectively. During the year ended December 31, 2011, employer contributions were reduced by $5,155,000 from forfeited nonvested accounts.

Plan Mergers — Two savings plans were merged into the Plan during 2011. In connection with the mergers, net assets available for plan benefits of $10,652,000 were transferred into the Plan related to the two merged savings plans’ participant accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, corporate stocks, asset-backed securities, mortgage-backed securities, registered investment companies, common/collective trust funds and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, U.S. and foreign government, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement as directed and overseen by the Investment Committee. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments, including the underlying investments in the DC Master Trust and PCRA, are valued as follows:

Investments in common and preferred stock are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common/collective trust funds and short-term investments funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying net assets. Unit values are determined by the financial institution sponsoring such funds by dividing the funds’ net assets at fair value by its units outstanding at the valuation dates. Fair values for other securities, including U.S. government, corporate debt, mortgage-backed, asset-backed and other fixed-income securities, which are not exchange-traded, are valued using third-party pricing services. These pricing services use, for example, recent broker-dealer quotations or model-based pricing methods that use significant observable inputs such as relevant yield curves, credit information of the underlying security, prepayment projections, cash flows and other security characteristics, to determine fair value as of the last trading day of the year. If market values are not available from the above sources, the fair value is provided to the Trustee by the party with authority to trade in such securities (investment managers, the Investment Committee, or in the case of participant-directed brokerage accounts, the participant’s broker, as applicable).

The fair value of synthetic guaranteed investment contracts (SICs) held by the Plan through the Stable Value Fund of the DC Master Trust equals the total fair value of the underlying assets, plus the total wrapper contract rebid value, which is calculated by discounting the excess annual rebid fee over the duration of the contract assets. The SICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the statements of net assets available for benefits.

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The Trustee relies on the prices provided by pricing sources, the investment managers, the Investment Committee or the participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee.

The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

Participant Loans — Participant loans are measured at their outstanding balances, plus accrued interest.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $2,161,000 and $3,305,000 at December 31, 2011 and 2010, respectively, and such amounts continue to accrue investment earnings (losses) until paid.

New Accounting Standards — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, Fair Value Measurement and Disclosures. ASU No. 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	INVESTMENTS

The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement established by the Company.

Proportionate interests of each participating plan are determined based on the standard trust method of accounting for master trust arrangements. Plan assets represent approximately 96 and 92 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2011 and 2010, respectively.

The net assets of the DC Master Trust as of December 31, 2011 and 2010, are as follows ($ in thousands):

	2011	2010
Assets:
Common/collective trust funds	$7,021,143	$6,489,038
Synthetic guaranteed investment contracts	2,675,795	3,080,389
Common and preferred stock	1,190,071	3,344,821
Asset- and mortgage-backed securities	339,798	51,300
Cash equivalents and short-term investment funds	301,346	279,249
U.S. and foreign government securities	198,131	435,237
Corporate debt instruments	192,015	174,550
Assets on loan to third-party borrowers	1,285,714	1,730,020
Collateral held under securities lending agreements	1,312,231	1,767,078

Total investments	14,516,244	17,351,682
Receivable from broker for investments sold	2,366	6,458
Dividends, interest, taxes and other receivables	7,637	9,428

Total assets	14,526,247	17,367,568

Liabilities:
Collateral held under securities lending agreements	1,312,231	1,767,078
Due to broker for securities purchased	27,684	143,712

Total liabilities	1,339,915	1,910,790

Net assets of the DC Master Trust — at fair value	13,186,332	15,456,778

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(203,733)	(204,747)

Net assets of the DC Master Trust	$12,982,599	$15,252,031

Investment income for the DC Master Trust for the Plan year ended December 31, 2011, is as follows ($ in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$98,592
U.S. and foreign government securities	24,869
Asset- and mortgage-backed securities	7,889
Corporate debt instruments	5,204
Common/collective trust funds	(325,641)

Net depreciation	(189,087)
Interest	170,964
Dividends	84,334
Other income	7,970
Stock loan income	625
Investment manager fees	(12,722)
Other expenses	(12,159)

Total investment income	$49,925

Investments, other than the Plan’s investment in the DC Master Trust, that represent five percent or more of the Plan’s net assets available for Plan benefits as of December 31, 2011 and 2010, are as follows ($ in thousands):

	2011	2010
Schwab Personal Choice Retirement Account	$1,081,872	$1,187,713

The DC Master Trust participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the DC Master Trust, to approved borrowers. The Trustee requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In the event of default by the borrower, the Trustee shall indemnify the DC Master Trust against any loss of the amount loaned.

DC Master Trust Assets on loan to third-party borrowers under security lending agreements at December 31, 2011 and 2010, are as follows ($ in thousands):

Underlying securities of synthetic guaranteed investment contracts	$1,040,296	$1,164,182
Common and preferred stock	—	310,142
U.S. and foreign government securities	214,415	225,454
Corporate debt instruments	31,003	30,242

Total DC Master Trust Assets on loan to third-party borrowers	$1,285,714	$1,730,020

Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held approximately $1,312,231,000 and $1,767,078,000 of collateral for securities on loan as of December 31, 2011 and 2010, respectively, consisting primarily of cash equivalents.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of credit default swaps, futures contracts, and interest rate swaps. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.

Derivative financial instruments are recorded as assets or liabilities of the DC Master Trust and measured at fair value. Changes in the fair value of the derivative instrument are reflected in investment income as appreciation (depreciation) in the DC Master Trust. Net losses for the year ended December 31, 2011 were $331,000, $8,281,000, and $1,666,000, for credit default swaps, U.S. treasury futures, and interest rate swaps, respectively. During 2011 and 2010, these derivative financial instruments were not entered into for hedging purposes and do not qualify for hedge accounting. The volume of derivative activity during 2011 was comparable to that which is held at year-end. The notional amounts and fair values, by primary risk exposure, are presented as gross assets and liabilities as of December 31, 2011 and 2010, as follows ($ in thousands):

	2011			2010
	Credit Contracts	Interest Rate Contracts		Interest Rate Contracts
	Credit Default Swaps	U.S. Treasury Futures	Interest Rate Swaps	U.S. Treasury Futures	Interest Rate Swaps
Fair value asset	$12	$289	—	$2,831	$649
Fair value (liability)	(667)	(917)	—	(1,610)	(4,054)
Notional amount	38,535	(94,020)	—	(87,709)	23,961

Credit Default Swaps — The DC Master Trust enters into credit default swap contracts in the normal course of its investing activities to manage exposure to credit risk by either reducing risk exposure to a default of corporate and sovereign issuers, or to increase exposure to corporate and sovereign issuers to which it is not otherwise exposed. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

Futures Contracts — The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

Interest Rate Swaps — The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed-income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

5.	FAIR VALUE MEASUREMENTS

The Plan utilizes fair value measurement guidelines prescribed by GAAP to value financial instruments. The guidance includes a definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include common stock, preferred stock, open-end mutual funds, closed-end mutual funds based on pricing, frequency of trading and other market considerations.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include short-term investment funds and common/collective trust funds based on the use of net asset valuations derived by investment managers and fixed-income securities based on broker quotes or model-derived valuations. There are no unfunded commitments, redemption notice periods or other redemption restrictions for the common/collective trust funds or short-term investments funds.

Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2011 and 2010.

There have been no significant transfers of investments between Level 1 and Level 2 during 2011 and 2010.

The tables set forth by level the fair value hierarchy of the investments held by the DC Master Trust and the Plan as of December 31, 2011 and 2010, are as follows ($ in thousands).

	Level 1	Level 2	Total
As of December 31, 2011
DC Master Trust:
Cash equivalents	$—	$301,347	$301,347

Equities:
Domestic	1,189,671	—	1,189,671
Common/collective trust funds:
Domestic	—	3,800,724	3,800,724
International	—	1,426,583	1,426,583
Retirement Path Funds (Note 1)	—	1,035,347	1,035,347

Total equities	1,189,671	6,262,654	7,452,325

Fixed income:
U.S. Treasuries	—	340,752	340,752
Corporate debt	—	221,799	221,799
Asset- and mortgage-backed securities	—	339,798	339,798
Common/collective trust funds	—	758,488	758,488
U.S. government agency	—	56,906	56,906
Non-U.S. government	—	16,507	16,507

Total fixed income	—	1,734,250	1,734,250

Guaranteed investment contracts:
Separate insurance contract	—	620,153	620,153
Synthetic guaranteed investment contracts:
U.S. Treasuries	—	1,175,545	1,175,545
Corporate debt	—	1,057,021	1,057,021
Asset- and mortgage-backed securities	—	553,089	553,089
U.S. government agency	—	173,513	173,513
Non-U.S. government	—	15,204	15,204
Cash equivalents	—	122,196	122,196
Other	—	(630)	(630)

Total guaranteed investment contracts	—	3,716,091	3,716,091

Collateral held under securities lending agreements:
Cash and cash equivalents	—	1,053,748	1,053,748
Other	—	258,483	258,483

Total DC Master Trust	$1,189,671	$13,326,573	$14,516,244

Other Plan investments:
PCRA:
Cash and cash equivalents	$223,489	$4,964	$228,453

Fixed income:
U.S. treasuries	—	1,151	1,151
Corporate debt	—	4,104	4,104
U.S. government agency	—	980	980

Total fixed income	—	6,235	6,235

Mutual funds	507,278	—	507,278
Common stock	335,907	—	335,907
Preferred stock	1,565	—	1,565
Other	2,434	—	2,434

Total PCRA	1,070,673	11,199	1,081,872

State Street Bank and Trust Company cash or short-term investment accounts	—	19,021	19,021

Total other Plan investments	$1,070,673	$30,220	$1,100,893

	Level 1	Level 2	Total
As of December 31, 2010
DC Master Trust:
Cash equivalents	$—	$276,746	$276,746

Equities:
Domestic	3,625,074	—	3,625,074
Common/collective trust funds:
Domestic	—	2,285,012	2,285,012
International	—	2,311,311	2,311,311
Retirement Path Funds (Note 1)	—	903,555	903,555
Real estate	29,737	134	29,871

Total equities	3,654,811	5,500,012	9,154,823

Fixed income:
U.S. treasuries	—	305,445	305,445
Corporate debt	—	201,952	201,952
Asset- and mortgage-backed securities	—	334,934	334,934
Common/collective trust funds	—	989,159	989,159
U.S. government agency	—	58,814	58,814
Non-U.S. government	—	15,638	15,638

Total fixed income	—	1,905,942	1,905,942

Guaranteed investment contracts:
Common/collective trust funds	—	662,190	662,190
Synthetic guaranteed investment contracts:
U.S. Treasuries	—	936,310	936,310
Corporate debt	—	1,484,591	1,484,591
Asset- and mortgage-backed securities	—	918,079	918,079
U.S. government agency	—	138,278	138,278
Non-U.S. government	—	23,863	23,863
Cash equivalents	—	94,113	94,113
Other	—	(3,164)	(3,164)

Total guaranteed investment contracts	—	4,254,260	4,254,260

Collateral held under securities lending agreements:
Cash and cash equivalents	—	1,717,185	1,717,185
Other	—	49,893	49,893

Other financial instruments	(7,167)	—	(7,167)

Total DC Master Trust	$3,647,644	$13,704,038	$17,351,682

Other Plan investments:
PCRA:
Fixed income	$3,053	$221,053	$224,106
Mutual funds	599,710	—	599,710
Common stock	359,160	—	359,160
Preferred stock	1,351	—	1,351
Other	3,386	—	3,386

Total PCRA	966,660	221,053	1,187,713

State Street Bank and Trust Company cash or short-term investment accounts	—	26,513	26,513

Total other Plan investments	$966,660	$247,566	$1,214,226

6.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Stable Value Fund were approximately 97 and 95 percent, respectively, of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2011 and 2010, are as follows ($ in thousands):

	2011	2010
Synthetic guaranteed investment contracts (at contract value)	$3,512,358	$4,049,512
Cash and cash equivalents	267,813	98,298

Total	$3,780,171	$4,147,810

Investment income of the Stable Value Fund totaled $138,799,000 for the year ended December 31, 2011.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2011 and 2010, no borrowings under this arrangement were outstanding.

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized, at a maximum over the duration of the underlying assets, through adjustments to the future interest-crediting rate. Primary variables affecting the future crediting rate of the wrap contracts include current yield of the underlying assets within the wrap contract, duration of the underlying assets covered by the wrap contract, and the existing difference between market value and contract value of the underlying assets within the wrap contract. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

The fair value of the underlying assets related to the guaranteed investment contracts that includes a separate insurance contract in the current year and a common/collective trust fund in the prior year and SICs for both years, was $3,716,091,000 and $4,254,260,000 as of December 31, 2011 and 2010, respectively, and the fair value of the wrapper contracts was $389,000 and $4,668,000 at December 31, 2011 and 2010, respectively. The weighted-average yield (excluding administrative expenses) for all investment contracts was 1.67 percent and 2.35 percent at December 31, 2011 and 2010, respectively. Average duration for all investment contracts was 3.06 years and 3.26 years at December 31, 2011 and 2010, respectively. The crediting interest rate for all investment contracts was 3.06 percent and 3.89 percent at December 31, 2011 and 2010, respectively. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts to be not less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee, transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 18,860,833 and 21,712,396 shares of common stock of the Company with a fair value of $1,102,982,000 and $1,406,529,000 at December 31, 2011 and 2010, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.7 percent at December 31, 2011, and 99.6 percent in 2010. During 2011, the NG Stock Fund earned dividends of $38,677,000 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

State Street affiliates managed $19,021,000 and $26,513,000 of Plan assets held in the short-term investment fund as of December 31, 2011 and 2010, respectively. The Plan paid $1,227,000 to the Trustee in fees for the year ended December 31, 2011. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties in interest were based upon customary and reasonable rates for such services.

The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested.

9.	LITIGATION

As previously disclosed, the U.S. District Court for the Central District of California consolidated two ERISA lawsuits that had been separately filed on September 28, 2006, and January 3, 2007, into the In Re Northrop Grumman Corporation ERISA Litigation. The plaintiffs filed a consolidated Amended Complaint on September 15, 2010, alleging breaches of fiduciary duties by the Benefit Plan Administrative Committees and the Investment Committees (as well as certain individuals who served on or supported those Committees) for the Plan and the Northrop Grumman Financial Security and Savings Program (collectively the “Plans”). The Plans are not a defendant in the lawsuit. The plaintiffs claim that these alleged breaches of fiduciary duties caused the Plans to incur excessive administrative and investment fees and expenses to the detriment of the Plans’ participants. On August 6, 2007, the District Court denied plaintiffs’ motion for class certification, and the plaintiffs appealed the District Court’s decision on class certification to the U.S. Court of Appeals for the Ninth Circuit. On September 8, 2009, the Ninth Circuit vacated the Order denying class certification and remanded the issue to the District Court for further consideration. As required by the Ninth Circuit’s Order, the case was also reassigned to a different judge. The plaintiffs renewed their motion for class certification and by order dated March 29, 2011, the District Court granted plaintiffs’ motion for class certification. Following oral argument on May 16, 2011, and having received supplemental briefing requested at the conclusion of the hearing, the Court took under submission the parties’ cross motions for summary judgment and is expected to issue its ruling without additional argument. No trial date has been set. Based on information available to date, Plan management does not believe that the outcome of the matter is likely to have a material adverse effect on the Plan’s financial position as of December 31, 2011.

10.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated July 17, 2002, in which the Internal Revenue Service (IRS) determined that the Plan’s terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Previously adopted Plan amendments were filed as part of the process to obtain a new favorable determination letter, which is still pending. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit by the IRS for the 2008 tax year. No matters that would impact the financial statements have been noted to date. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008. Based on information available to date, Plan management does not believe that the outcome of the matter is likely to have a material adverse effect on the Plan’s financial position as of December 31, 2011.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010, is as follows ($ in thousands):

	2011	2010
Net assets available for benefits, per the financial statements	$13,744,675	$15,510,793
Less amounts allocated to withdrawing participants	(2,161)	(3,305)

Net assets available for benefits per Form 5500	$13,742,514	$15,507,488

A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2011, is as follows ($ in thousands):

Benefits paid to participants per the financial statements	$1,163,965
Add amounts allocated to withdrawing participants at December 31, 2011	2,161
Less amounts allocated to withdrawing participants at December 31, 2010	(3,305)

Benefits paid to participants per Form 5500	$1,162,821

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011 and 2010, but not yet paid as of that date.

* * * * * *

NORTHROP GRUMMAN SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i,

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

($ in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$12,624,528	***

*	Charles Schwab	Schwab Personal Choice Retirement Account	**	1,081,872

*	Plan Participants	Participant loans (maturing 2012 to 2034 at interest rates ranging from 4.25 percent to 11.50 percent)	**	218,409

*	State Street Bank and Trust Company	Participation in the Short-Term Investment Fund Accounts	**	19,021

	Total			$13,943,830

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.
***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN

Dated: June 25, 2012	By:	/s/ DENISE PEPPARD
DENISE PEPPARD Chairman, Benefit Plan Administrative Committees